BERUSCHI & COMPANY

BARRISTERS & SOLICITORS

REPLY TO: ANTHONY J. BERUSCHI *B.Sc, LLB*
GWEN WEGNER, Paralegal

PENDER PACIFIC BUILDING
Suite 605-889 West Pender Street
Vancouver, BC, CANADA V6C 3B2
Tel: 604.669.3116 / Fax: 604.669.5886
gwegner@beruschi.com

April 14, 2009

09046227

RECEIVED
2009 APR 21 P 12:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: TOTALLY HIP TECHNOLOGIES INC. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4556

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since December 19, 2008:

A. Audited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of audited financial statements for the year ended September 30, 2008 with relevant MD&A.

B. Copies of Certifications of Annual Filings filed with the British Columbia and Alberta Securities Commissions.

C. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended December 31, 2008 with relevant MD&A.

D. Copies of Certifications of Interim Filings filed with the British Columbia and Alberta Securities Commissions.

dlw 5/22

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

#82-4556

RECEIVED
2009 APR 21 P 12:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TOTALLY HIP TECHNOLOGIES INC.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008 and 2007

BDO Dunwoody LLP
Chartered Accountants

600 Cathedral Place
925 West Georgia Street
Vancouver, BC V6C 3L2
Telephone: (604) 688-5421
Fax: (604) 688-5132

AUDITORS' REPORT

To the Shareholders,
Totally Hip Technologies Inc.

We have audited the consolidated balance sheets of Totally Hip Technologies Inc. as at September 30, 2008 and 2007 and the consolidated statements of loss and comprehensive loss, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) "BDO Dunwoody LLP"

Chartered Accountants

Vancouver, Canada
March 2, 2009

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
September 30, 2008 and 2007

ASSETS	2008	2007
Current		
Cash	$ 10,692	$ 2,909
GST receivable	-	105,640
Accounts receivable	1,464	6,570
Prepaid expenses and deposits	2,986	2,613
	15,142	117,732
Property and equipment – Note 3	63,828	86,053
Software technology and intellectual property rights	420	6
	$ 79,390	$ 203,791
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 1,054,481	$ 770,556
GST payable	1,233	-
Loans payable – Note 4	220,899	167,616
Due to related parties – Note 8	33,753	40,282
	1,310,366,	978,454
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 5	8,481,069	8,481,069
Contributed surplus	827,400	827,400
Deficit	(10,539,445)	(10,083,132)
	(1,230,976)	(774,663)
	$ 79,390	$ 203,791

Nature of Operations and Ability to Continue as a Going Concern – Note 1

APPROVED BY THE DIRECTORS:

"David Dicaire" Director
David Dicaire

"John Brydle" Director
John Brydle

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
for the years ended September 30, 2008 and 2007

	2008	2007
Revenues		
Packaged software	$ 10,935	$ 35,937
Less: cost of packaged software	(3,064)	(14,428)
	7,871	21,509
Services and training	1,496	8,852
Equipment rental	4,800	12,000
	14,167	42,361
Administrative expenses		
Amortization	18,847	23,595
Filing fees and transfer agent	26,944	18,954
Interest and bank charges	39,365	23,404
Marketing, travel and promotion	4,275	29,953
Office and miscellaneous	22,344	17,269
Professional fees	88,367	100,956
Rent	49,521	53,648
Salaries and consulting fees – Note 8	181,786	187,328
Bad debts – Note 8	26,426	-
Telephone and internet	2,902	3,438
	460,777	458,545
Loss from operations before other items	(446,610)	(416,184)
Other items:		
Foreign exchange loss	(21)	(392)
Write-down of equipment – Note 3	(9,682)	-
Gain on write-off of accounts payable	-	36,400
Net loss and comprehensive loss	$ (456,313)	$ (380,176)
Basic and diluted loss per share	$ (0.02)	$ (0.02)
Weighted average number of shares outstanding	26,282,620	26,282,620

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF DEFICIT
for the years ended September 30, 2008 and 2007

	2008	2007
Deficit, beginning of the year	$ (10,083,132)	$ (9,702,956)
Net loss for the year	(456,313)	(380,176)
Deficit, end of year	$ (10,539,445)	$ (10,083,132)

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended September 30, 2008 and 2007

		2008		2007
Operating Activities				
Net loss for the year	$	(456,313)	$	(380,176)
Items not involving cash:				
Amortization		18,847		23,595
Write-down of property and equipment		9,682		-
Gain on write-off of accounts payable		-		(36,400)
		(427,784)		(392,981)
Changes in non-cash working capital items related to operations:				
GST receivable		106,873		(25,184)
Accounts receivable		5,106		15,777
Prepaid expenses and deposits		(373)		14,182
Accounts payable and accrued liabilities		283,925		268,999
Cash used in operating activities		(32,253)		(119,207)
Financing Activities				
Loans payable		53,283		101,699
Due to related parties		(6,529)		6,528
Cash provided by financing activities		46,754		108,227
Investing Activities				
Acquisition of intellectual property		(414)		-
Acquisition of property and equipment		(6,304)		(3,959)
Cash used in investing activities		(6,718)		(3,959)
Increase (decrease) in cash during the year		7,783		(14,939)
Cash, beginning of the year		2,909		17,848
Cash, end of the year	$	10,692	$	2,909
Supplemental disclosure of cash flow information:				
Interest Paid	$	-	$	-
Income Taxes Paid	$	-	$	-

SEE ACCOMPANYING NOTES

Note 1 Nature of Operations and Ability to Continue as a Going Concern

Totally Hip Technologies Inc. (the "Company") was incorporated under the laws of the Province of Alberta on March 8, 1995. The company was continued under the laws of the Province of British Columbia on March 18, 1999. The Company's primary business has been to develop multimedia software code for future licensing and marketing of end user versions.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At September 30, 2008, the Company had not yet achieved profitable operations, has accumulated losses of $10,539,445 since its inception, has a working capital deficiency of $1,295,224 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. There can be no assurance that the Company will generate short and long-term capital under terms and conditions satisfactory to the Company.

Note 2 Summary of Accounting Policies

a) Principles of Consolidation

These consolidated financial statements include the accounts of Totally Hip Technologies Inc. and its wholly-owned subsidiaries Totally Hip Software (B.C.) Inc., Totally Hip Services Inc. and 614604 B.C. Ltd. and are consolidated using the purchase method. All significant inter-company transactions and balances have been eliminated.

b) Use of Estimates

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles and these financial statements are stated in Canadian dollars. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Note 2 Summary of Accounting Policies – (cont'd)

c) New Accounting Policies

Capital and Financial Instruments

On October 1, 2007, the Company adopted three new Handbook sections issued by the Canadian Institute of Chartered Accountants ("CICA").

Section 1535 "Capital Disclosures" establishes standards for disclosing information about an entity's capital and how it is managed. These standards require an entity to disclose the following:

- its objectives, policies and processes for managing capital;
- summary quantitative data about what it manages as capital;
- whether during the period it complied with any externally imposed capital requirements to which it is subject;
- when the entity has not complied with such requirements, the consequences of such non-compliance.

Section 3862 "Financial Instruments – Disclosures", modifies the disclosure requirements for financial instruments that were included in Section 3861, "Financial Instruments – Disclosure and Presentation". The new standards require entities to provide disclosures in their financial statements that enable users to evaluate:

- the significance of financial instruments for the entity's financial position and performance;
- the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863, "Financial Instruments – Presentation", carries forward the presentation requirements of the old Section 3861, "Financial Instruments – Disclosure and Presentation", which remains unchanged.

With the exception of the disclosures required under these sections previously described, the adoption of these guidelines did not have any material effect on the Company's results, financial position or cash flows.

Note 2 Summary of Accounting Policies – (cont'd)

d) Recently Enacted Accounting Standards

Inventories

In March 2007, CICA issued the new Section 3031 – "Inventories", which will replace Section 3030 – "Inventories". The new Section prescribes measurement of inventories at the lower of cost and net realizable value. It provides guidance on the determination of cost, allows the use of the retail method, prohibits use in the future of the last-in, first-out (LIFO) method, and requires reversal of previous write-downs when there is a subsequent increase in the value of inventories. It also requires greater disclosure regarding inventories and the cost of sales. The new standard will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company will adopt this new Section in the first quarter of its 2009 fiscal year and is currently evaluating the effect of this new standard on results, financial position and cash flows.

International Financial Reporting Standards

In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with International Financial Reporting Standards ("IFRS") over a transition period ending January 1, 2011. The impact of the transition to IFRS on the Company's financial statements has yet to be determined.

Goodwill and Intangible Assets

In February 2008, the CICA issued a new Section 3064 – "Goodwill and Intangible Assets", replacing Section 3062 - "Goodwill and Intangible Assets", as well as Section 3450, "Research and Development Costs".

The new Section 3064 states that upon their initial identification, intangible assets are to be recognized as assets only if they meet the definition of an intangible asset and the recognition criteria. Section 3064 also provides further information on the recognition of internally generated intangible assets, including research and development costs.

As for subsequent measurements of intangible assets, goodwill and disclosure, Section 3064 carries forward the requirements of the old Section 3062

The new Section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effect of this new standard on results, financial position and cash flows.

Note 2 Summary of Accounting Policies – (cont'd)

e) Property and Equipment

Capital assets are recorded at cost. Amortization is provided using the following methods and rates:

Equipment and furniture	20% declining balance
Computer equipment	30% declining balance
Motor vehicle	20% declining balance

f) Revenue Recognition

Revenues are recognized when there are no significant obligations remaining, the sales price is fixed and determinable, persuasive evidence of an arrangement exists and collectibility is reasonably assured. Packaged software sales sold directly to the end-user are either shipped or directly downloaded and revenues are recognized when delivered. Sales, other than packaged software downloaded, are subject to a one day return policy. Packaged software sales made by resellers are recognized when delivered to the end user. Revenue from consulting and training services is recognized as acceptance is received from customers at milestone points defined in the contracts. Revenue from equipment rental is recognized when the equipment is utilized.

g) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

h) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in the consolidated statement of loss.

i) Basic and diluted loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.

Note 2 Summary of Accounting Policies – (cont'd)

j) Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes there has been no impairment of the Company's long-lived assets, other than as identified in Note 3, as at September 30, 2008.

k) Stock-based Compensation

Share purchase options are accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's shares, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate, as determined at the grant date. The estimated fair value of awards of stock-based compensation are charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

l) Financial instruments, Hedges and Comprehensive Income

The Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530 – Comprehensive Income, Section 3251 – Equity, Section 3855 – Financial Instruments – Recognition and Measurement, and Section 3865 – Hedges. These sections apply to fiscal years beginning on or after October 1, 2006 and provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities, and non-financial derivatives, and describe when and how hedge accounting may be applied. Section 1530 provides standards for the reporting and presentation of comprehensive income, which is defined as the change in equity, from transactions and other events and circumstances from non-owner sources.

Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. A statement of comprehensive income has not been presented as no components of comprehensive income have been identified and therefore have not affected the current or comparative period balances on the financial statements.

Note 2 Summary of Accounting Policies – (cont'd)

l) Financial instruments, Hedges and Comprehensive Income – (cont'd)

Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available for sale assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair market value upon inception with the exception of certain related party transactions. Subsequent measurement and recognition of change in the fair value of financial instruments depends on their initial classification.

Held-for-trading financial investments are measured at fair value and all gains and losses are included in operations in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Loans and receivables, investments held to maturity and other financial liabilities are measured at amortized cost using the effective interest method. Gains and losses upon inception, derecognition, impairment write downs and foreign exchange translation adjustments are recognized immediately. Transaction costs related to financings will be expensed in the period incurred.

The Company has implemented the following classifications:

- Cash is classified as "Held for Trading". These financial assets are marked to market through net income at the end of each period.

- Accounts receivable are classified as "Loans and Receivables". After their initial fair value measurement, they are measured at amortized cost using the effective interest method.

- Accounts payable, loans payable and due to related parties are classified as "Other Financial Liabilities". After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method.

Note 3 Property and Equipment

	2008		
	Cost	Accumulated Amortization	Net
Equipment and furniture	$ 74,206	$ 50,064	$ 24,142
Motor vehicle	54,813	23,237	31,576
Computer equipment	232,478	224,368	8,110
	$ 361,497	$ 297,669	$ 63,828

Note 3 Property and Equipment – (cont'd)

	2007		
	Cost	Accumulated Amortization	Net
Equipment and furniture	$ 74,206	$ 44,029	$ 30,177
Motor vehicle	54,813	15,348	39,465
Computer equipment	226,174	209,763	16,411
	$ 355,193	$ 269,140	$ 86,053

Included in accumulated amortization is $9,682 related to impairment of computer equipment (2007 - $Nil).

Note 4 Loans Payable

	2008	2007
Loans payable, bearing interest at 6.5% per annum, unsecured and repayable on demand.	$ 113,621	$ 101,557
Loans payable, bearing interest at 6% per annum, unsecured and repayable on demand.	26,309	36,484
Loans payable, non-interest bearing, unsecured and repayable on demand.	80,969	29,575
	$ 220,899	$ 167,616

Note 5 Share Capital

Authorized:

Unlimited common shares without par value
100,000,000 preferred shares without par value

Common shares issued:

Balance, September 30, 2006, 2007 and 2008	26,282,620	$ 8,481,069

Share Purchase Options:

As at September 30, 2008, 2007 and 2006, the Company had no share purchase options outstanding.

Note 5 Share Capital – (cont'd)

Share Purchase Warrants

A summary of the Company's outstanding share purchase warrants is as follows:

	Years ended September 30, 2008		2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,222,222	$0.21	2,222,222	$0.21
Expired	(2,222,222)	($0.21)	-	-
Outstanding at end of the year	-	-	2,222,222	$0.21

Contributed Surplus

There were no changes in contributed surplus during the years ended September 30, 2008 and 2007

Note 6 Income Taxes

The provision for income taxes differs from the amount computed by applying the Canadian basic statutory rates to the loss before income taxes as follows:

	2008	2007
Benefit at Canadian statutory rate	$ (145,600)	$ (138,665)
Effect of change in statutory rate	278,900	-
Permanent differences	400	-
Net change in valuation allowance	(133,700)	138,665
Total income tax provision	$ -	$ -

Significant components of the Company's future tax assets and liabilities which result primarily from temporary differences in the recognition of expense items for financial and income tax reporting purposes are as follows:

Note 6 Income Taxes – (cont'd)

	2008	2007
Future income tax assets		
Non-capital losses carried forward	$ 699,000	$ 1,141,000
Share issue costs	1,000	6,000
Capital cost allowance	77,000	92,000
Capital losses carried forward	35,000	45,000
	812,000	1,284,000
Less: valuation allowance	(812,000)	(1,284,000)
Net future income taxes	$ -	$ -

The Company has provided a valuation allowance because management considers that it is more likely-than-not that the future income tax assets will not be realized.

As of a CRA audit completed in January 2009, $654,000 in expenditures incurred between 2001 and 2004 have been disallowed for tax purposes. The associated valuation allowance has been reduced by $225,000 (2007 - $Nil) representing the tax effect of these disallowed expenditures. CRA may impose a penalty related to the disallowed expenditures however, as of the audit report date, the potential penalty, if any, was not yet determinable.

The tax benefit of net operating losses carried forward and the associated valuation allowance has been reduced by $113,600 (2007 - $8,400) representing the tax effect of net operating losses which expired during the year.

The Company has accumulated non-capital loss carry forwards totalling $2,687,100 and capital loss carry forwards totalling $265,789 that are available to offset future taxable income. The non-capital losses expire as follows:

2009	207,500
2010	176,700
2014	242,000
2015	413,400
2026	838,600
2027	369,000
2028	439,900
	$ 2,687,100

Note 7 Financial Instruments

Credit Risk is the risk that an unexpected loss occurs if a counterparty to a financial instrument fails to meet its contractual obligations. This risk may affect accounts receivable. The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other receivables, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

Except as noted above, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 8 Related Party Transactions

The Company incurred the following transactions with companies controlled by directors of the Company:

	Years ended September 30, 2008	2007
Consulting fees	$ 174,000	$ 174,000

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At September 30, 2008, accounts payable and accrued liabilities included $361,970 (2007 - $215,632) due to companies with a common director in respect to unpaid wages and expenses incurred on behalf of the Company. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

At September 30, 2008, $33,753 (2007 - $40,282) is due to shareholders. Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Included in bad debts is $11,927 (2007 - $Nil) related to a write-down of an amount due from a company owned by a director of the Company. This amount had previously been netted against loans payable.

Note 9 Segmented Information

The Company's sales revenues are allocated to geographic segments as follows:

	Year ended September 30, 2008	2007
USA	56%	48%
Canada	44%	17%
Europe and other	0%	35%
	100%	100%

Note 10 Comparative figures

Certain financial statement line items from prior years have been reclassified to conform with the current year's presentation. These reclassifications had no effect on the net loss, loss per share and accumulated deficit as previously presented.

Note 11 Management of Capital

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to develop and market its products and to support operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company's operations do not generate positive cash flows and, as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended September 30, 2008. The Company is not subject to externally imposed capital requirements.

TOTALLY HIP TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SEPTEMBER 30, 2008

MARCH 3, 2009

For the year ended September 30, 2008, Totally Hip Technologies Inc. ("Totally Hip" or the "Company") has prepared this management discussion following the requirements of National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of March 3, 2009 provides information on the operations of Totally Hip for the year-ended ended September 30, 2008 and subsequent to the year ended and should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended September 30, 2008, and 2007.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc., founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip has developed software, enterprise solutions and services to effectively produce and deliver convergent media solutions to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip focuses its sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and has been recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Quick Time is also used for Apple's popular iPod portable music player. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the Company's client base is located in North America.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional also uncovers a whole set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. LiveStage includes FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

DESCRIPTION OF BUSINESS AND PRODUCTS – *CONT'D*

LiveStage Professional's user interface emphasizes working in a distinctly visual environment for greater productivity. It includes dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly.

Livestage Professional Software

LiveStage Professional 4.6.5 is an enhanced version of its award-winning LiveStage Professional software for producing cutting-edge technology in the development and delivery of compelling interactive QuickTime content.

Professional interactive media developers throughout the world have acknowledged LiveStage Professional as the most functional, powerful and cost-effective software application for converging more than 200 different media formats, including DVD-quality video and audio to create powerful and engaging rich media presentations.

LiveSlideShow 3

LiveSlideShow is one of the easiest to use slide show creation applications available on the market today. LiveSlideShow 3 has a host of powerful features to enable customers to easily transform their digital photos into dazzling and professional looking presentations and to create effective multimedia learning products.

LiveSlideShow 3 is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow 3's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

SELECTED FINANCIAL DATA

The following table presents selected financial information for the last three audited fiscal years ended September 30, 2008, 2007 and 2006:

	2008 $	2007 $	2006 $
OPERATIONS:			
Revenues	14,167	42,361	231,996
Net Loss	(456,313)	(380,176)	(1,139,751)
Basic and diluted loss per share	(0.02)	(0.02)	(0.07)
BALANCE SHEET:			
Working capital (deficiency)	(1,295,244)	(860,722)	(500,182)
Total assets	79,390	203,791	243,141

SELECTED FINANCIAL DATA – *CONT'D*

For the year ended September 30, 2008 gross revenue was $17,231 compared to $56,789 for the same period in 2007 (69.65% decrease). For the year ended September 30, 2008 revenues (net of packaged software) was $14,167 compared to $42,361 in 2007 (76.56% decrease). Sales have fallen because upgrades have not been coded due to cash flow difficulties. Revenue in the Company's business/market varies due to conditions such as timing of current releases, promotion of QuickTime by Apple and the Company, new releases of QuickTime, delays in Apple's approval of Totally Hip's custom QuickTime component, cash flow constraints and employee absence. In addition the Company is exposed to a fluctuation in currency exchange, mostly U.S. dollars. Approximately 93% of the Company's packaged software sales are in foreign currencies. During the period ended the average exchange rate for U.S. dollar posted by the Bank of Canada was approximately 6% lower than the average exchange rate for the same period in 2007. Company sales figures presented in Canadian dollars were affected accordingly.

The Company's net loss for the year ended September 30, 2008 was $456,313 compared to the loss of $380,176 for the year ended September 30, 2007. The net loss for the period ended was marginally affected by a loss on foreign exchange of $21.

RESULTS OF OPERATIONS

<u>Results for the fourth quarter 2008</u>

During the three months ended September 30, 2008, net sales/gross profit before expenses were $4,910 or 28.5% of gross sales compared to a net sales/gross profit of $3,521 or 28.6% for the comparable period in 2007. The net sales/gross profit for three months ended September 30, 2008 relate almost entirely to the rental of the Company's vehicle. On an overall basis the net loss for the three months ending September 30, 2008 is $152,786 (93.2% increase) compared to a net loss of $79,091 for the same period in the previous year resulting in a net loss of $0.006 per share for the current quarter compared to a loss of $0.00 per share for the same quarter in 2007. The increase in the net loss for the year ended September 30, 2008 was affected by margin loss on foreign exchange of $21.

Administrative expenses for the three months ended September 30, 2008 were $148,014, compared to $120,125 in the previous year. Major expense increases occurred in interest and bank charges ($21,341); salaries and consulting ($69,798); bad debts ($26,426) and filing fees and transfer agent ($1,894). These increases were offset by decreases to professional fees ($50,393), marketing, travel and promotion ($23,062), rent ($12,041), office and miscellaneous ($3,344), amortization costs ($1,633) and telephone and internet ($1,098).

<u>For the year ended September 30, 2008</u>

During the year ended September 30, 2008, net sales/gross profit before expenses were $14,167 or 82.2% of gross sales compared to a gross profit of $42,361 or 74.6% for the comparable period in 2007. On an overall basis the net loss for the year ending September 30, 2008 is $456,313 (20.0% increase) compared to a net loss of $380,176 for the same period in the previous year resulting in a net loss of $0.02 per share for the current period compared to a loss of $0.02 per share for the same period in 2007. The increase in the net loss for the year ended September 30, 2008 was affected by a marginal loss on foreign exchange of $21.

Administrative expenses for the year ending September 30, 2008 were $460,777, compared to $458,545 in the previous year. Major expense decreases occurred in marketing, travel and promotion ($25,678), professional fees ($12,589), salaries and consulting fees ($5,542), rent ($4,127), amortization ($4,748) and telephone and internet ($536). These decreases were offset by increases to interest and bank charges ($15,961), filing fees and transfer agents ($7,990), office and miscellaneous ($5,075) and bad debts ($26,426).

Other expenditures included a write-down due to obsolescence of computer equipment in the amount of $9,682 (2007: $Nil).

RESULTS OF OPERATIONS- *CONT'D*

The geographical distribution of sales revenues for the year ended September 30, 2008 is USA 56% and Canada 44%.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures during fiscal 2009.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2008				2007			
	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $
Revenue	4,877	1,010	7,759	3,585	12,288	12,459	14,608	17,434
Net income (loss)	(152,786)	129,205	(169,811)	(262,921)	(79,091)	(128,693)	(92,921)	(79,471)
Basic/diluted earning (loss) per share	(0.006)	0.005	(0.006)	(0.01)	(0.00)	(0.01)	(0.01)	(0.00)

RELATED PARTY TRANSACTIONS

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

	2008	*2007*
Salary and Consulting fees	$ 174,000	$ 174,000
	$ 174,000	$ 174,000

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At September 30, 2008, accounts payable and accrued liabilities included $361,970 (2007: $215,632) due to companies with a common director in respect to unpaid wages, fees and expenses incurred on behalf of the Company.

At September 30, 2008, $33,753 (2007: $40,282) is due to shareholders. Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Included in bad debts is $11,927 (2007: $Nil) related to a write-down of an amount due from a company owned by a director of the Company. This amount had previously been netted against loans payable.

LIQUIDITY AND SOLVENCY

At September 30, 2008, the Company held cash on hand of $10,692 (2007: $2,909) and liabilities totalled $1,310,366 (2007: $978,454).

LIQUIDITY AND SOLVENCY - *CONT'D*

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $79,390 as of September 30, 2008, compared to $203,791 as of September 30, 2007, which decreased by $124,401 due to increases in cash of $7,783, prepaid expenses of $373, and software technology and intellectual property rights of $414, with decreases in GST receivable of $105,640, property and equipment of $22,225 and accounts receivable of $5,106.

Totally Hip's liabilities at September 30, 2008 comprised of accounts payable and accrued liabilities totalling $1,054,481, (2007: $770,556), loans payable of $220,899 (2007: $167,616), and amounts due to shareholders of $33,753 (2007: $40,282).

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. There can be no assurance that the Company will generate short and long-term capital under terms and conditions satisfactory to the Company.

On January 6, 2008, 2,222,222 share purchase warrants, entitling the holders thereof the right to purchase one common share for each warrant at a deemed price of $0.21, expired.

OUTSTANDING SHARE DATA

As at March 3, 2009 and September 30, 2008, outstanding share data for the Company is follows:

Common shares:	Authorized capital:	unlimited common shares without par value 100,000,000 preferred shares without par value
	Issued capital:	26,282,620 common shares without par value
Stock Options:	Nil	
Warrants:	Nil	

MANAGEMENT CHANGES

At the Company's annual general meeting of shareholders held on July 4, 2008, David Dicaire, James Boyce, Michael Ross and John Brydle were re-elected as directors of the Company. Mr. Dicaire is the president and chairman of the board of directors of the Company.

ACCOUNTING CHANGES

Capital and Financial Instruments

On October 1, 2007, the Company adopted three new Handbook sections issued by the Canadian Institute of Chartered Accountants ("CICA").

Section 1535 "Capital Disclosures" establishes standards for disclosing information about an entity's capital and how it is managed. These standards require an entity to disclose the following:

- its objectives, policies and processes for managing capital;
- summary quantitative data about what it manages as capital;
- whether during the period it complied with any externally imposed capital requirements to which it is subject

ACCOUNTING CHANGES - *CONT'D*

Capital and Financial Instruments – cont'd

- when the entity has not complied with such requirements, the consequences of such non-compliance.

Section 3862 "Financial Instruments – Disclosures", modifies the disclosure requirements for financial instruments that were included in Section 3861, "Financial Instruments – Disclosure and Presentation". The new standards require entities to provide disclosures in their financial statements that enable users to evaluate:

- the significance of financial instruments for the entity's financial position and performance;
- the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863, "Financial Instruments – Presentation", carries forward the presentation requirements of the old Section 3861, "Financial Instruments – Disclosure and Presentation", which remains unchanged.

With the exception of the disclosures required under these sections previously described, the adoption of these guidelines did not have any material effect on the Company's results, financial position or cash flows.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) Credit risk is the risk that an unexpected loss occurs if a counterparty to a financial instrument fails to meet its contractual obligations. This risk may affect accounts receivables. The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other receivables, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at September 30, 2008 or September 30, 2007.

RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems. Viability will also be ensured with the influx of venture capital dollars or the acquisitions of likeminded companies.

Additional risks and uncertainties that pertain to the growth of the Company are:

RISK AND UNCERTAINTIES - *CONT'D*

Product Development and technological Change

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R&D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

Market Risk

The economic crisis caused by sub-prime loans, collapsing derivative markets and de-leveraging financial markets has resulted in severe liquidity crisis and collapse of financial markets for companies like Totally Hip. As a result of the current global financial crisis and the impact it has had on Canadian stock markets, it may be difficult for the Company to raise funds with new equity issues in the near term.

Foreign Exchange Exposure

The largest segment of the Company's client base is located in North America with 56% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with Exemption Orders issued in November 2007 by each of the securities commissions across Canada, the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company will file a Venture Issuer Basic Certificate with respect to the financial information contained in the unaudited interim financial statements and the audited annual financial statements and respective accompanying Management's Discussion and Analysis.

In contrast to the certificate under Multilateral Instrument ("MI") 52-109 (Certification of Disclosure in Issuer's Annual and Interim Filings), the Venture Issuer Basic Certification includes a 'Note to Reader' stating that the CEO and CFO do not make any representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in MI 52-109.

OUTLOOK

Through our efforts, and the arrival of "The Web 2.0" (a generic term used to describe the new, more rich media intensive and interactive Internet), Graphic artists, Rich Media designers along with the advent of social networking sites (YouTube and MySpace) have helped generate interest in Totally Hip's core product, LiveStage Professional. In this light and in a view to stick with our strengths, Totally Hip will continue to sell LiveStage.

Totally Hip, although in a reduced capacity, has the foundation to tap the revenues available through rich media sites which are becoming ever popular on the internet. Facebook, MySpace and Friendster all have huge multimedia requirements. These sites have custom Rich Media applications for many facets of their functionality. Totally Hip is formulating plans to parlay its expertise with the new internet rising star, Social Networking.

#82-4556

RECEIVED
2009 APR 21 P 12: 15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TOTALLY HIP TECHNOLOGIES INC.

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, David Dicaire, President and Chief Executive Officer of **Totally Hip Technologies Inc.**, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the "Annual Filings") of **Totally Hip Technologies Inc.** (the "Issuer") for the financial year ended **September 30, 2008.**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Annual Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Annual Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the Annual Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Annual Filings.

Date: March 3, 2009.

"David Dicaire"

David Dicaire
President & CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

82-4556

RECEIVED
2009 APR 21 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TOTALLY HIP TECHNOLOGIES INC.

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, David Dicaire, President and Chief Financial Officer of **Totally Hip Technologies Inc.**, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the "Annual Filings") of **Totally Hip Technologies Inc.** (the "Issuer") for the financial year ended **September 30, 2008.**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Annual Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Annual Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the Annual Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Annual Filings.

Date: March 3, 2009.

"David Dicaire"

David Dicaire
President & CFO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

#82-4556

RECEIVED
2009 APR 21 P 12:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TOTALLY HIP TECHNOLOGIES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

(Unaudited)

TOTALLY HIP TECHNOLOGIES INC.

December 31, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2008 (Unaudited)	September 30, 2008 (Audited)
ASSETS		
Current		
Cash	$ 2,671	$ 10,692
Amounts receivable	4,328	1,464
Prepaid expenses and deposits	2,986	2,986
	9,985	15,142
Capital assets	59,116	63,828
Software technology and intellectual property rights	420	420
	$ 69,521	$ 79,390
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 4	$ 1,112,003	$ 1,054,481
GST payable	-	1,233
Loans payable	224,899	220,899
Due to shareholders – Note 4	33,753	33,753
	1,370,655	1,310,366
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 3	8,481,069	8,481,069
Contributed surplus	827,400	827,400
Deficit	(10,609,603)	(10,539,445)
	(1,301,134)	(1,230,976)
	$ 69,521	$ 79,390

Interim Reporting – Note 2

APPROVED BY THE DIRECTORS:

"David B. Dicaire" Director
David B. Dicaire

"John Brydle" Director
John Brydle

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended December 31, 2008 and 2007
(Unaudited – Prepared by Management)

	2008	2007
Revenues		
Sales	$ 1,423	$ 3,585
Less: cost of goods sold	(285)	(1,035)
	1,138	2,550
Administrative Expenses		
Amortization	4,712	4,712
Filing fees and transfer agent	2,331	2,985
Interest and bank charges	11,456	7,245
Marketing, travel and promotion	-	600
Office and miscellaneous	250	1,591
Professional fees	2,500	188,866
Rent	7,950	12,000
Salaries and consulting fees – Note 4	41,550	45,858
Telephone and internet	547	777
	(71,296)	264,634
Loss from operations before other items	(70,158)	(262,084)
Other items		
Foreign exchange (loss) gain	-	(837)
Net loss and comprehensive loss for the period	$ (70,158)	$ (262,921)
Basic and diluted loss per share	$ (0.003)	$ (0.01)
Weighted average number of shares outstanding	26,282,620	26,282,620

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
for the three months ended December 31, 2008 and 2007
(Unaudited – Prepared by Management)

	2008	2007
Deficit, beginning of the period	$ (10,539,445)	$ (10,083,132)
Net loss for the period	(70,158)	(262,921)
Deficit, end of period	$ (10,609,603)	$ (10,346,053)

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended December 31, 2008 and 2007
(Unaudited – Prepared by Management)

	2008	2007
Operating Activities		
Net loss for the period	$ (70,158)	$ (262,921)
Items not involving cash:		
Amortization	4,712	4,712
	(65,446)	(258,209)
Changes in non-cash working capital items related to operations:		
GST receivable	-	(12,716)
Amounts receivable	(2,864)	1,246
GST payable	(1,233)	
Prepaid expenses and deposits	-	-
Accounts payable and accrued liabilities	57,522	259,326
Cash used in operating activities	53,425	(10,353)
Financing Activities		
Due to related parties	-	11,782
Loans payable	4,000	1,847
Cash provided by financing activities	4,000	13,629
Increase (Decrease) in cash during the period	(8,021)	3,276
Cash, beginning of the period	10,692	2,909
Cash, end of the period	$ 2,671	$ 6,185
Supplemental disclosure of cash flow information:		
Interest Paid	$ -	$ -
Income Taxes Paid	$ -	$ -

SEE ACCOMPANYING NOTES

Note 1 Nature of Operations

Totally Hip Technologies Inc. (the "Company") was incorporated under the laws of the Province of Alberta on March 8, 1995. The company was continued under the laws of the Province of British Columbia on March 18, 1999. The Company's primary business has been to develop multimedia software code for future licensing and marketing of end user versions.

Note 2 Significant Accounting Policies

The notes presented in these interim consolidated financial statements are not fully inclusive of all matters normally disclosed in the Company's annual audited consolidated financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements as at and for the year ended September 30, 2008.

These interim consolidated financial statements follow the same policies and methods of application as the most recent audited consolidated financial statements as at and for the year ended September 30, 2008.

Effective October 1, 2007, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (the "CICA") as follows:

Accounting Changes

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Financial instruments

The Company adopted CICA Handbook Sections 3855, financial instruments; Section 1530, comprehensive income, Section 3856, hedges and Section 3861, Financial instruments - disclosure and presentation.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. The Company has no comprehensive transactions in 2007 and accordingly comprehensive loss is equal to net loss.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

Note 2 Significant Accounting Policies – continued

Financial instruments – continued

The adoption of these policies has not had a significant impact on the financial statement presentation or disclosures.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

These standards have been applied prospectively. The adoption of these standards has not resulted in any adjustments to the carrying amounts of financial assets and financial liabilities at January 1, 2007.

Under adoption of these new standards, the Company designated its cash as held-for-trading, which are measured at fair value. Amounts receivable are classified as receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

The Company has determined that it does not have derivatives or embedded derivatives.

Recent Accounting Pronouncements

i) Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

ii) Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

iii) Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Note 2 Summary of Significant Accounting Policies – continued

Recent Accounting Pronouncements – continued

iii) In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards (IFRS) as at January 1, 2011.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Note 3 Share Capital

Authorized:

Unlimited common shares without par value
100,000,000 preferred shares without par value

Common shares issued:

	Number	Amount
Balance, September 30, 2006, 2007 and 2008 and December 31, 2008	26,282,620	$ 8,481,069

Share Purchase Options:

As at December 31, 2008 there were no share purchase options outstanding (2007: Nil).

Share Purchase Warrants:

As at December 31, 2008, there were no share purchase warrants outstanding (2007: Nil).

Note 4 Related Party Transactions

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

	Three months ended December 31, 2008	2007
Salaries and consulting fees	$ 37,500	$ 43,500
	$ 37,500	$ 43,500

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At December 31, 2008, accounts payable and accrued liabilities included $401,345 (2007: $264,384) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages and expenses incurred on behalf of the Company.

Note 4 Related Party Transactions - continued

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 5 Segmented Information

The Company's sales revenues are allocated to geographic segments as follows:

	Three months ended December 31, 2008	Three months ended December 31, 2007
USA	54.75%	89.66%
Canada	-	3.41%
Europe	27.01%	2.66%
Asia	-	2.95%
South America	-	-
United Kingdom	4.73%	0.46%
Australia, New Zealand	13.51%	0.86%
	100.00%	100.00%

TOTALLY HIP TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DECEMBER 31, 2008

MARCH 4, 2009

For the three months ended December 31, 2008, Totally Hip Technologies Inc. ("Totally Hip" or the "Company") has prepared this management discussion following the requirements of National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of March 4, 2009 provides information on the operations of Totally Hip for the three months ended December 31, 2008 and subsequent to the three months then ended and should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended September 30, 2008, and 2007.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc., founded in 1995 has won awards developing convergent media technologies and has been one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip has developed software, enterprise solutions and services to effectively produce and deliver convergent media solutions to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip sales and marketing are focused on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and has been recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Quick Time is also used for Apple's popular iPod portable music player. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe.

Totally Hip generates awareness and demand for its products primarily through its website and developer network.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources.

LiveStage Professional also uncovers a whole set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. LiveStage includes FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

DESCRIPTION OF BUSINESS AND PRODUCTS – *CONT'D*

LiveStage Professional's user interface emphasizes working in a distinctly visual environment for greater productivity. It includes dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly.

Livestage Professional Software

LiveStage Professional 4.6.5 is an enhanced version of its award-winning LiveStage Professional software for producing cutting-edge technology in the development and delivery of compelling interactive QuickTime content.

Professional interactive media developers throughout the world have acknowledged LiveStage Professional as the most functional, powerful and cost-effective software application for converging more than 200 different media formats, including DVD-quality video and audio to create powerful and engaging rich media presentations.

LiveSlideShow 3

LiveSlideShow is one of the easiest to use slide show creation applications available on the market today. LiveSlideShow 3 has a host of powerful features to enable customers to easily transform their digital photos into dazzling and professional looking presentations and to create effective multimedia learning products.

LiveSlideShow 3 is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow 3's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

SELECTED FINANCIAL DATA

The following table presents selected financial information for the three months ended December 31, 2008 and 2007 and the last three audited fiscal years ended September 30, 2008, 2007 and 2006:

	Three months ended December 31, 2008 $	Three months ended December 31, 2007 $	2008 $	2007 $	2006 $
OPERATIONS:					
Revenues	1,138	2,550	14,167	42,361	231,996
Net Loss	(70,158)	(262,921)	(456,313)	(380,176)	(1,139,751)
Basic and diluted loss per share	(0.00)	(0.01)	(0.02)	(0.02)	(0.07)
BALANCE SHEET:					
Working capital (deficiency)	(1,360,670)	(1,118,931)	(1,295,224)	(860,722)	(500,182)
Total assets	69,521	213,825	79,390	203,791	243,141

SELECTED FINANCIAL DATA – *CONT'D*

For the three months ended December 31, 2008 gross revenue was $1,423 compared to $3,585 for the same period in 2007 (39.69% decrease). For the three months ended December 31, 2008 revenues (net of packaged software) was $1,138 compared to $2,550 in 2007 (44.63% decrease). Sales have fallen because upgrades have not been coded due to cash flow difficulties. Revenue in the Company's business/market varies due to conditions such as timing of current releases, promotion of QuickTime by Apple and the Company, new releases of QuickTime, delays in Apple's approval of Totally Hip's custom QuickTime component, cash flow constraints and employee absence. In addition the Company is exposed to a fluctuation in currency exchange, mostly U.S. dollars. Approximately 100% of the Company's total sales are sales in foreign currencies. During the period ended the average exchange rate for U.S. dollar posted by the Bank of Canada was approximately 23.5% higher than the average exchange rate for the same period in 2007. Company sales figures presented in Canadian dollars were affected accordingly.

The Company's net loss for the three months ended December 31, 2008 was $70,158 compared to the loss of $262,921 for the three months ended December 31, 2007.

RESULTS OF OPERATIONS

For the three months ended December 31, 2008.

During the three months ended December 31, 2008, net sales/gross profit before expenses were $1,138 or 80% of gross sales compared to a gross profit of $2,550 or 71% for the comparable period in 2007. On an overall basis the Company reported a the net loss for the three months ending December 31, 2008 of $70,158 compared to a net loss of $262,921 for the same period in the previous year resulting in a net loss of $0.003 per share for the current quarter compared to a loss of $0.01 per share for the same quarter in 2007. The decrease in the net loss for the three months ended December 31, 2008 was attributable to a decrease in professional fees ($186,366), salaries and consulting (4,030), rent ($4,050), office and miscellaneous (1,341) filing fees and transfer agent ($654), marketing, travel and promotion ($600) and telephone and internet ($230) which were offset by increases in interest and bank charges (4,211).

The geographical distribution of sales revenues for the three months ended December 31, 2008 is USA (54.75%), Europe (27.01%), United Kingdom (4.73%) and Australia and New Zealand (13.51%).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2009	2008				2007		
	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $
Revenue	1,138	1,813	1,010	7,759	3,585	12,288	12,459	14,608
Net income (loss)	(70,158)	(152,786)	129,205	(169,811)	(262,921)	(79,091)	(128,693)	(92,921)
Basic/diluted earning (loss) per share	(0.003)	(0.005)	0.004	(0.06)	(0.01)	(0.00)	(0.01)	(0.01)

RELATED PARTY TRANSACTIONS

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

	Three months ended Dec 31, 2008	2007
Salary and Consulting fees	$ 37,500	$ 43,500
	$ 37,500	$ 43,500

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At December 31, 2008, accounts payable and accrued liabilities included $401,345 (2007: $264,384) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages, fees and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

LIQUIDITY AND SOLVENCY

At December 31, 2008, the Company held cash on hand of $2,671 (2007: $6,185) and liabilities totalled $1,370,655 (2007: $1,251,409).

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $69,521 as of December 31, 2008, compared to $213,825 as of December 31, 2007, which decreased by $144,304 due to increases in prepaid expenses of $373 and decreases in GST receivable of $118,356, accounts receivable of $996, capital assets of $27,225 due to amortization costs and a decrease in cash of $3,514.

Totally Hip's liabilities at December 31, 2008 comprised of accounts payable and accrued liabilities totalling $1,112,003 (2007: $1,029,882), loans payable of $224,889 (2007: $169,463), and amounts due to shareholders of $33,753 (2007: $52,064).

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. There can be no assurance that the Company will generate short and long-term capital under terms and conditions satisfactory to the Company.

OUTSTANDING SHARE DATA

As at March 4, 2009 and December 31, 2008, outstanding share data for the Company is follows:

Common shares:	Authorized capital:	unlimited common shares without par value 100,000,000 preferred shares without par value
	Issued capital:	26,282,620 common shares without par value
Stock Options:	Nil	
Warrants:	Nil	

MANAGEMENT CHANGES

None.

ACCOUNTING CHANGES

Capital and Financial Instruments

On October 1, 2007, the Company adopted three new Handbook sections issued by the Canadian Institute of Chartered Accountants ("CICA").

Section 1535 "Capital Disclosures" establishes standards for disclosing information about an entity's capital and how it is managed. These standards require an entity to disclose the following:

- its objectives, policies and processes for managing capital;
- summary quantitative data about what it manages as capital;
- whether during the period it complied with any externally imposed capital requirements to which it is subject'
- when the entity has not complied with such requirements, the consequences of such non-compliance.

Section 3862 "Financial Instruments – Disclosures", modifies the disclosure requirements for financial instruments that were included in Section 3861, "Financial Instruments – Disclosure and Presentation". The new standards require entities to provide disclosures in their financial statements that enable users to evaluate:

- the significance of financial instruments for the entity's financial position and performance;
- the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863, "Financial Instruments – Presentation", carries forward the presentation requirements of the old Section 3861, "Financial Instruments – Disclosure and Presentation", which remains unchanged.

With the exception of the disclosures required under these sections previously described, the adoption of these guidelines did not have any material effect on the Company's results, financial position or cash flows.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) Credit risk is the risk that an unexpected loss occurs if a counterparty to a financial instrument fails to meet its contractual obligations. This risk may affect accounts receivables. The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other receivables, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at September 30, 2008 or September 30, 2007.

RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

Product Development and technological Change

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R&D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

Market Risk

The economic crisis caused by sub-prime loans, collapsing derivative markets and de-leveraging financial markets has resulted in severe liquidity crisis and collapse of financial markets for companies like Totally Hip. As a result of the current global financial crisis and the impact it has had on Canadian stock markets, it may be difficult for the Company to raise funds with new equity issues in the near term.

Foreign Exchange Exposure

The largest segment of the Company's client base is located in North America with 54.75% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with National Instrument ("NI") 52-109 (Certification of Disclosure in Issuer's Annual and Interim Filings), the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company will file a Venture Issuer Basic Certificate with respect to the financial information contained in the unaudited interim financial statements and the audited annual financial statements and respective accompanying Management's Discussion and Analysis. The Venture Issuer Basic Certification includes a 'Note to Reader' stating that the CEO and CFO do not make any representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109.

OUTLOOK

Through our efforts, and the arrival of "The Web 2.0" (a generic term used to describe the new, more rich media intensive and interactive Internet), Graphic artists, Rich Media designers along with the advent of social networking sites (YOUTUBE and MYSPACE) have helped generate interest in Totally Hip's core product, LiveStage Professional. In this light and in a view to stick with our strengths, Totally Hip will continue to sell LiveStage.

Totally Hip, although in a reduced capacity, has the foundation to tap the revenues available through rich media sites which are becoming ever popular on the internet. Facebook, MySpace and Friendster all have huge multimedia requirements. These sites have custom Rich Media applications for many facets of their functionality. Totally Hip is formulating plans to parlay its expertise with the new internet rising star, Social Networking.

7182-4556

TOTALLY HIP TECHNOLOGIES INC.

RECEIVED
2009 APR 21 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, David Dicaire, President and Chief Executive Officer for **Totally Hip Technologies Inc.,** certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A, (together the "Interim Filings") of **Totally Hip Technologies Inc.**, (the "Issuer") for the interim period ending **December 31, 2008.**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: March 4, 2009

David Dicaire"

David Dicaire
President & CEO

NOTE TO READER

In contrast to the certificate required under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

82-4556

TOTALLY HIP TECHNOLOGIES INC.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, David Dicaire, Chief Financial Officer for **Totally Hip Technologies Inc.,** certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A, (together the "Interim Filings") of **Totally Hip Technologies Inc.**, (the "Issuer") for the interim period ending **December 31, 2008.**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: March 4, 2009

"David Dicaire"

David Dicaire
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.